CONSENT OF ALS LABORATORY GROUP

We consent to the inclusion in this annual report on Form 20-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission (the “Annual Report”) and with the Ontario Securities Commission as an annual information form, of references to our name and to certain technical information related to drilling activities and related sampling and analysis of the Nechalacho Project (the “Technical Information”), included in the Annual Report.

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to our name and the Technical Information in the Annual Report.

Dated: December 1, 2014

ALS LABORATORY GROUP

/s/ Stuart McLeod
Name: Stuart McLeod
Title: Manager Client Service